United States

Securities And Exchange Commission
Washington, DC 20549

FORM 8-K

Current Report Pursuant to
Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 6, 2023

First Busey Corporation

(Exact Name of Registrant as Specified in Charter)

Nevada	0-15950	37-1078406
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 W. University Ave.

Champaign, Illinois 61820

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (217) 365-4544

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	BUSE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b- 2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 6, 2023, the Board of Directors (the “Board”) of First Busey Corporation (the “Company” or “Busey”) voted to amend and restate the Company’s current bylaws as its Second Amended and Restated Bylaws (the “Amended and Restated Bylaws”). The Amended and Restated Bylaws were effective as of December 6, 2023.

Changes contained in the Amended and Restated Bylaws include several new provisions and several amendments to existing sections, some of which reflect the provisions in the Nevada Corporations Act, as amended. Some of the new or revised provisions in the Amended and Restated Bylaws include the following:

i.	an amendment clarifying a meeting of the stockholders may be conducted in whole or in part by electronic transmission by and to the Company, electronic video screen communication, conference telephone or other means of remote communication (Article II, Section 2.1);

ii.	an amendment requiring the Company to schedule a special meeting of stockholders within ninety (90) days of a properly made request pursuant to the terms of the Amended and Restated Bylaws (Article II, Section 2.3);

iii.	a new provision describing the rights and roles of the chair presiding over a meeting of stockholders (Article II, Section 2.5);

iv.	an amendment revising the timing requirements for stockholders to submit advance notice of stockholder business or director nominations to be brought before an annual meeting of stockholders, which notice must be delivered to or mailed to and received by the Secretary of the Company no later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the anniversary date of the immediately preceding annual meeting, and providing additional informational and representation requirements for stockholders seeking to propose business or nominate individuals (Article II, Section 2.9(b) and Section 2.10(b));

v.	an amendment providing that a committee of the Board cannot exercise the powers and authority of the Board in the following circumstances: amending the Articles of Incorporation or the Amended and Restated Bylaws, adopting a plan of merger or consolidation, recommending to the stockholders the sale, lease, exchange or other disposition of all or substantially all of the property and assets of the Company otherwise than in the ordinary course of business, or recommending to the stockholders a voluntary dissolution of the Company or a revocation thereof (Article III, Section 3.8(b));

vi.	an amendment providing that directors shall have the choice of taking their compensation in whatever form they and the Company shall agree upon, including without limitation in cash or as stock options, deferred stock units, restricted stock units or other types of equity-based compensation (Article III, Section 3.9); and

vii.	a new provision providing that the Board or any committee thereof may take action by unanimous consent in lieu of a meeting (Article III, Section 3.11).

The foregoing description of the Amended and Restated Bylaws does not purport to be complete and is qualified by reference to the full text of the Amended and Restated Bylaws, which is attached as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

The Company announces a two-part balance sheet repositioning strategy.

During the fourth quarter of 2023, the Company sold all 16,878 shares of Visa Class B common shares it previously held (the “Visa Sale”) for a pre-tax gain of approximately $5.5 million.

The Company also executed a balance sheet repositioning of its available-for-sale securities portfolio (the “Repositioning”) during the fourth quarter of 2023. The Company sold securities with a carrying value of approximately $110 million yielding 1.56%, resulting in an approximate pre-tax loss of $5.3 million. The proceeds were deposited into an interest-bearing account at the Federal Reserve yielding 5.40%.

The increased net interest spread as a result of the Visa Sale and Repositioning is expected to increase net interest income by approximately $4.3 million on an annualized basis and improve net interest margin run rate by 4 basis points. In addition, execution of these transactions further bolsters the Company’s liquidity position and balance sheet flexibility, while also strengthening its capital position. The Company anticipates reinvesting the proceeds into higher yielding organic growth opportunities over time.

The combined impact of the gain generated from the Visa Sale and the loss generated from the Repositioning will have an immediate positive impact on consolidated stockholders’ equity and book value per share. Risk-based regulatory capital ratios will increase modestly as a result of the Repositioning proceeds rotating into lower risk-weighted assets. The Company expects the above transactions to be accretive to capital and earnings per share in future periods.

The information furnished pursuant to this Item shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this Current Report on Form 8-K, including forward-looking statements, speak only as of the date they are made, and Busey does not undertake any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Merchants and Manufacturers Bank Corporation (“M&M”) will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of M&M with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of M&M’s stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or M&M’s general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or M&M’s assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of M&M and the performance of M&M’s life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or M&M; (xix) fluctuations in the value of securities held in Busey’s or M&M’s securities portfolio; (xx) concentrations within Busey’s or M&M’s loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or M&M’s balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of M&M that also constitutes a prospectus of Busey, which will be sent to the stockholders of M&M. M&M’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, M&M and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and M&M can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from M&M, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., Channahon, Illinois 60410 or by calling (630) 575-9700.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in This Transaction

Busey, M&M and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits

3.1	Second Amended and Restated Bylaws of First Busey Corporation, as of December 6, 2023

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SignatureS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2023	First Busey Corporation

	By:	/s/ Jeffrey D. Jones
	Name:	Jeffrey D. Jones
	Title:	Chief Financial Officer

Exhibit 3.1

SECOND AMENDED AND RESTATED BY-LAWS

OF

FIRST BUSEY CORPORATION

(effective December 6, 2023)

ARTICLE I

OFFICES

Section 1.1.          Registered Office. The registered office of the corporation shall be in the County of Clark, State of Nevada.

Section 1.2.          Other Offices. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors (the “Board”) may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1.          Place of Meeting. The annual meeting of stockholders and any other meetings of stockholders shall be held at such place either within or without the State of Nevada as shall be designated from time to time by the Board. At the sole discretion of the Board, and subject to applicable provisions under the Nevada Corporations Act, as amended (N.R.S. 78.010 et seq.) (the “Act”) and any guidelines and procedures that the Board may adopt, a meeting of the stockholders may be conducted in whole or in part by electronic transmission by and to the corporation, electronic video screen communication, conference telephone or other means of remote communication.

Section 2.2.          Annual Meetings. The annual meeting of stockholders shall be held each year on a date and time as shall be designated from time to time by the Board, at which they shall elect a Board, and transact such other business as may properly be brought before the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders for any reason. If the election of directors shall not be held at the annual meeting of stockholders, the Board shall cause the election to be held at a special meeting of stockholders as soon thereafter as is convenient.

Section 2.3.          Special Meetings. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prohibited by the Act, other relevant law, the Articles of Incorporation or these By-Laws, by (a) the Chair of the Board, (b) the Chief Executive Officer, (c) the President, (d) a majority of the Board or (e) stockholders owning at least fifty percent (50%) of the entire capital stock of the corporation issued and outstanding and entitled to vote. Any stockholders who desire to call a special meeting pursuant to this Section 2.3 shall notify the Secretary of the corporation in writing that a special meeting of the stockholders shall be called and shall state the purpose of the meeting and include any information required by applicable law or these By-Laws. Upon receipt of such a request, the Board shall determine the date, time and place of such special meeting, which must be scheduled to be held on a date that is within ninety (90) days of receipt by the Secretary of such request, and the Secretary of the corporation shall prepare a proper notice of such special meeting. Business transacted at any special meeting shall be confined to the purposes stated in the notice of such special meeting.

Section 2.4.          Notice of Meeting. Written notice of any annual or special meeting of stockholders stating the place, date and hour of the meeting and, in the case of any special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at such meeting not less than ten (10) days nor more than sixty (60) days before the date of the meeting. The notice of any meeting at which directors are to be elected shall include the name of nominees intended at the time of the notice to be presented by the Board for election. If the meeting is to be held in whole or in part by electronic transmission by and to the corporation, electronic video screen communication, conference telephone, or other means of remote communication, the notice shall state the means of electronic transmission by and to the corporation, electronic video screen communication, conference telephone, or other means of remote communication, if any, by which stockholders may participate in the meeting.

Section 2.5.          Organization. Meetings of stockholders shall be presided over by the Chair of the Board, or in the absence of such person, by the Vice Chair of the Board, or in the absence of such person, by the Chief Executive Officer, or in the absence of such person, the President, or in the absence of such person, any Executive Vice President, or in the absence of the foregoing persons by a chair designated by the Board, or in the absence of such designation by a chair elected at the meeting by the holders of a majority of the stock having voting power present in person, by means of remote communication, or represented by proxy. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chair of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chair of the meeting. The chair of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

Section 2.6.          Voting Records. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the corporation’s principal executive offices. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting (or any adjournment thereof), and may be inspected by any stockholder who is present. The stock ledger of the corporation shall be prima facie evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

Section 2.7.          Quorum. At any meeting of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote at such meeting, present in person, by means of remote communication, or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by the Act or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote at such meeting, present in person, by means of remote communication, or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person, by means of remote communication, or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which by express provision of the Act or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.8.          Voting. Unless otherwise provided in the Articles of Incorporation, each stockholder who holds capital stock with voting power shall at every meeting of the stockholders be entitled to vote in person or by proxy the number of votes provided in the Articles of Incorporation (unless the stockholder holds Preferred Stock, in which case the stockholder will be entitled to the number of votes provided by a resolution of the Board) for each share of such capital stock.

Section 2.9.          Advance Notice of Stockholder Business.

(a)          Only such business shall be conducted as shall have been properly brought before a meeting of the stockholders of the corporation. Business to be considered by the stockholders at an annual meeting shall be brought before such meeting: (i) pursuant to the corporation’s notice of meeting (or any supplement thereto); (ii) by or at the direction of the Board (or any duly authorized committee thereof); or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in this Section 2.9, who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this Section 2.9 and with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the regulations promulgated thereunder.

(b)          For such business to be considered properly brought before an annual meeting by a stockholder, such stockholder must, in addition to any other applicable requirements, have given timely notice in proper form of such stockholder’s intent to bring such business before such meeting and such proposed business must otherwise be a proper matter for stockholder action. To be timely, such stockholder’s notice must be delivered to or mailed to and received by the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by such stockholder to be timely must be received not later than the close of business on the tenth (10th) day following the date on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever occurs first. To be in proper written form, such stockholder’s notice to the Secretary of the corporation must set forth: (i) as to any business the stockholder proposed to bring before the annual meeting; (A) a brief description of the business desired to be brought before the annual meeting; (B) the reasons for conducting such business at the annual meeting; (C) any material interest in such business of such stockholder; (D) the beneficial owner, if any, on whose behalf the proposal is made; and (E) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposed business is to be brought; (A) the name and address, as they appear on the corporation’s books, of such stockholder and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support such business; and (B) the class and number of shares of the corporation’s stock that are owned beneficially and of record by such stockholder on the date of such stockholder notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting such business on the date of such stockholder notice. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by, and otherwise comply with the requirements of, the Exchange Act (including Rule 14a-8 adopted thereunder) and the regulations promulgated thereunder.

(c)          No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.9. The Board, any committee thereof, any officer of the corporation authorized by the Board or such committee, and the chair of the meeting shall have discretion to determine whether any stockholder intending to bring any item of business, or intending to include information regarding such proposal in the proxy statement and form of proxy, has fully complied with these By-Laws and with the applicable requirements of the Exchange Act and the regulations promulgated thereunder and may disregard the proposal of any business, or inclusion of such information, determined not to be made in compliance with the foregoing procedure. To facilitate the making of any such determination, at the corporation’s request, any stockholder intending to bring any item of business before a meeting of the stockholders of the corporation must provide, within five (5) days of such request, written certifications as to such stockholder’s compliance and any evidentiary materials to support the basis for such certifications.

(d)          In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to this Section 2.9 or Section 2.10 below.

Section 2.10.       Advance Notice of Director Nominations.

(a)          Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the corporation. To be properly brought before an annual meeting of stockholders, or any special meeting of stockholders called for the purpose of electing directors, nominations for the election of director must be (i) specified in the corporation’s notice of meeting (or any supplement thereto); (ii) made by or at the direction of the Board (or any duly authorized committee thereof); or (iii) made by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in this Section 2.10, who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this Section 2.10 and with the requirements of the Exchange Act and the regulations promulgated thereunder.

(b)          In addition to any other applicable requirements, for a nomination to be made by a stockholder of record, such stockholder of record must have given timely notice of such nomination in proper written form to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to, or mailed to and received by the Secretary of the corporation, at the principal executive offices of the corporation, in the case of an annual meeting, in accordance with the provisions set forth in Section 2.9 and, in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. To be in proper written form, such stockholder notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of such person; (B) the principal occupation or employment of such person; (C) the class and number of shares of the corporation’s stock which are beneficially owned by such person on the date of such stockholder notice; (D) a written questionnaire with respect to the background and qualification of such proposed nominee, completed and executed by such proposed nominee, in the form to be provided by the Secretary upon written request of any stockholder of record within five (5) days of such request; (E) a written statement executed by each such nominee acknowledging that such person (1) consents to being named as a nominee in the proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected, and (2) represents that such person has read and agrees to adhere to the corporation’s Code of Ethics, Corporate Governance Guidelines and Insider Trading Policy, and any other of the corporation’s policies or guidelines applicable to directors, including with regard to securities trading; and (F) any other information relating to such person that would be required to be disclosed on Schedule 13D pursuant to Regulation 13D-G under the Exchange Act), in connection with the acquisition of stock, and pursuant to Regulation 14A under the Exchange Act, in connection with the solicitation of proxies with respect to nominees for election as directors, regardless of whether such person is subject to the provisions of such regulations, including, but not limited to, information required to be disclosed by Items 4, 5 and 6 of Schedule 14A of Regulation 14A with the Securities and Exchange Commission; and (ii) as to the stockholder giving the notice: (A) the name and address, as they appear on the corporation’s books, of such stockholder and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support such nominees; and (B) the class and number of shares of the corporation’s stock that are owned beneficially and of record by such stockholder on the date of such stockholder notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting such nominees on the date of such stockholder notice. At the request of the Board, any person nominated by, or at the request of, the Board for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee. Notwithstanding the foregoing, in order to include information with respect to a stockholder director nomination in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by, and otherwise comply with the requirements of, the Exchange Act (including Rule 14a-8 adopted thereunder) and the regulations promulgated thereunder.

(c)          The Board may reject any nomination by a stockholder not made in accordance with the requirements of this Section 2.10. If the Board, or a committee designated by the Board, determines that the information provided in a stockholder’s notice does not satisfy the informational requirements of this Section 2.10 in any material respect, the Secretary of the corporation shall promptly notify such stockholder of the deficiency in the notice. The stockholder may cure the deficiency by providing additional information to the Secretary within such period of time, not less than five (5) days from the date such deficiency notice is given to the stockholder, as the Board or such committee shall determine. If the deficiency is not cured within such period, or if the Board or such committee determines that the additional information provided by the stockholder, together with information previously provided, does not satisfy the requirements of this Section 2.10 in any material respect, then the Board may reject such stockholder’s notice and the proposed nominations shall not be accepted if presented at the stockholder meeting to which the notice relates. The Secretary of the corporation shall notify a stockholder in writing whether his or her nomination has been made in accordance with the time and informational requirements of this Section 2.10. Notwithstanding the procedure set forth in this Section 2.10, if neither the Board nor such committee makes a determination as to the validity of any nominations by a stockholder, the presiding officer of the stockholder’s meeting shall determine and declare at the meeting whether a nomination was not made in accordance with the terms of this Section 2.10. If the presiding officer determines that a nomination was not made in accordance with the terms of this Section 2.10, he or she shall so declare at the meeting and the defective nomination shall not be accepted.

Section 2.11.          Action by Written Consent. Any action required or permitted to be taken by the stockholders of the corporation (if the corporation has more than one stockholder at such time) at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

Section 3.1.          Number of Directors. The number of directors which shall constitute the whole Board shall be not less than five (5) nor more than twenty (20) natural persons. Within the limits specified above, the number of directors shall be determined by resolution of the Board or by the stockholders at the Annual Meeting. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.2, and each director elected shall hold office until his or her successor is elected and qualified.

Section 3.2.          Resignations and Vacancies. Any director may resign at any time upon written notice or by electronic transmission to the Chair of the Board, with a copy to the Secretary of the corporation. Newly created directorships resulting from any increase in the authorized number of directors, or any vacancies on the Board resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law, be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. When one or more directors resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies effective when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section 3.2 in the filling of other vacancies.

Section 3.3.          Powers. The business and affairs of the corporation shall be managed by or under the direction of its Board, which may exercise all such powers of the corporation and do all such lawful acts and things as are not prohibited by the Act or by the Articles of Incorporation or by these By-Laws.

Section 3.4.          Place of Meetings; Meetings by Telephone or Video. The Board of the corporation may hold meetings, both regular and special, either within or without the State of Nevada. Members of the Board, or of any committee of the Board, may participate in and act at any meeting of the Board or committee through the use of a conference telephone, video or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 3.5.          Regular Meetings. Regular meetings of the Board shall be held without notice at such time and at such place as shall from time to time be determined by the Board.

Section 3.6.          Special Meetings. Special meetings of the Board may be called by the Chair of the Board, the Chief Executive Officer or the President on twelve (12) hours notice to each director; special meetings shall be called by the Chair, the Chief Executive Officer, the President or the Secretary in like manner and on like notices on the written request of a majority of the directors.

Section 3.7.          Quorum. At all meetings of the Board a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by the Act or by the Articles of Incorporation. If a quorum shall not be present at any meeting of the Board, the directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at such meeting, until a quorum is present.

Section 3.8.          Committees.

(a)          The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Each committee shall keep regular minutes of its meetings and report the same to the Board at the next scheduled Board meeting.

(b)          Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority of the Board in reference to amending the Articles of Incorporation or these By-Laws, adopting a plan of merger or consolidation, recommending to the stockholders the sale, lease, exchange or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the ordinary course of business, or recommending to the stockholders a voluntary dissolution of the corporation or a revocation thereof.

Section 3.9.           Compensation. Unless otherwise restricted by the Articles of Incorporation or these By-Laws, the Board shall have the authority to fix the compensation of directors and the executive officers of the corporation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as a director. Directors shall also have the choice of taking their compensation in whatever other form they and the corporation shall agree upon, including without limitation in cash or as stock options, deferred stock units, restricted stock units or other types of equity-based compensation.

Section 3.10.        Removal of Directors. Unless otherwise restricted by the Articles of Incorporation or these By-Laws, any director or the entire Board may be removed, with or without cause, by the affirmative vote of the holders of two-thirds of the shares entitled to vote at an election of directors.

Section 3.11         Action by Written Consent. Unless otherwise restricted by the Articles of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or the committee, as the case may be, consent thereto in writing or by electronic transmission, which consent may be documented, signed and delivered in any manner permitted by the Act. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee.

ARTICLE IV

NOTICES

Section 4.1.          Manner of Giving Notice; Affidavit of Notice.

(a)          Whenever, under the provisions of the Act or of the Articles of Incorporation or of these By-Laws, notice is required to be given to any stockholder, it shall not be construed to mean personal notice but such notice may be given in writing, by mail, addressed to such stockholder, at the address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the Act, the Articles of Incorporation or these By-laws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation or as otherwise provided by law. An affidavit of the Secretary or an Assistant Secretary of the corporation or of the transfer agent or any other agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b)          Notice to directors may be deposited in the mail, addressed to such director at his or her address as it appears on the records of the corporation, with postage prepaid, or delivered in person or by telephone or by electronic transmission to the director. Notwithstanding any other provision of these By-Laws, if notice is being given by mail, then such notice shall be deposited in the mail, postage prepaid, at least four (4) days prior to the meeting.

Section 4.2.          Waiver of Notice. Whenever any notice is required to be given under the provisions of the Act or of the Articles of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting solely for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Articles of Incorporation or these By-Laws.

ARTICLE V

OFFICERS AND NON-OFFICERS

Section 5.1.          Officers. The officers of the corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board shall also appoint a Chair of the Board. The Board may also appoint Vice Chairs, Executive Vice Presidents, a Chief Financial Officer, Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Articles of Incorporation or these By-Laws otherwise provide.

Section 5.2.          Appointment of Officers. The Board shall appoint the officers of the corporation, except such officers as may be appointed in accordance with Section 5.3. A failure to elect officers shall not dissolve or otherwise affect the corporation. Appointment of an officer or agent shall not of itself create contract rights.

Section 5.3.          Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer to appoint, such other officers and agents as the business of the corporation may require, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 5.4.          Compensation. The salaries of all executive officers of the corporation shall be fixed by the Board.

Section 5.5.          Removal and Resignation of Officers; Vacancies in Offices. The officers of the corporation, the Chair of the Board and the Vice Chairs shall hold office until their successors are appointed and qualify. Any officer, the Chair of the Board and any Vice Chair elected or appointed by the Board may be removed, either with or without cause, at any time by the affirmative vote of a majority of the Board or, except in the case of an officer appointed by the Board, by any officer upon whom such power of removal has been conferred by the Board. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. Any vacancy occurring in any office of the corporation shall be filled by the Board.

Section 5.6.          Chair of the Board. The Chair of the Board shall preside at all meetings of the stockholders and the Board and shall see that all orders and resolutions of the Board are carried into effect.

Section 5.7.          Chief Executive Officer. The Chief Executive Officer shall have general and active supervision, management and control of the business and affairs of the corporation and shall execute bonds, mortgages, promissory notes, and any other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the corporation. The Chief Executive Officer shall also perform all duties incidental to this office that may be required by law and all such other duties as are properly required of this office by the Board.

Section 5.8.          Vice Chairs. In the absence of the Chair or in the event of his or her inability or refusal to act, the Vice Chairs, in order of seniority, shall perform the duties of the Chair, and when so acting, shall have all of the powers of and be subject to all the restrictions upon the Chair. In the absence of the Chair and all the Vice Chairs, the Board shall appoint a director who shall perform such duties and have such powers as the Board may from time to time prescribe.

Section 5.9.          Secretary. The Secretary shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board, under whose supervision he or she shall be. The Secretary shall have custody of the corporate seal of the corporation and only the Chair, Chief Executive Officer, President or Secretary shall have the authority to affix such seal to any instrument requiring it. The Board may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by their signature.

Section 5.10.        Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chair and the Board, at its regular meeting, or when the Board so requires, an account of all his or her transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI

SHARES OF CAPITAL STOCK

Section 6.1.          Stock Certificates. Shares of capital stock of the corporation may be certificated or uncertificated. Every holder of stock in the corporation shall be entitled to have a certificate, signed by each of the Chair and the President of the corporation or by such other officers of the corporation as determined by the Board, certifying the number of shares owned by him or her in the corporation.

Section 6.2.          Transfer of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the stockholder entitled thereto, cancel the old certificate and record the transaction upon the corporation’s books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the corporation.

Section 6.3.          Lost Stock Certificates. Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock, or uncertificated shares, in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 6.4.          Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty days prior to any other action.

Section 6.5.          Corporation Records of Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VII

INDEMNIFICATION

Section 7.1.          Power to Indemnify. Subject to the limits of applicable federal law and regulation, every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation or for its benefit as a director, officer, employee or agent of another corporation, or as its representative in a partnership, joint venture, trust, employee benefit plan or other enterprise, or as a manager of a limited liability company (collectively, “Indemnified Persons”), shall be indemnified and held harmless to the fullest extent legally permissible under the Act, as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, to the fullest extent permitted by applicable law, only to the extent that such amendment or modification permits the corporation to provide greater indemnification rights than said law permitted the corporation to provide prior to such amendment or modification) from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnified Person in connection therewith. The Board may in its discretion cause the expenses of Indemnified Persons incurred in defending a civil or criminal action, suit or proceeding to be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified by the corporation. Any right of indemnification pursuant to this Article shall be in addition to and shall not be exclusive of any other right that any Indemnified Person may have or hereafter acquire and, without limiting the generality of such statement, each Indemnified Person shall be entitled to such Indemnified Person’s rights of indemnification under the Articles of Incorporation, any by-law, agreement, vote of stockholders, provision of law or otherwise, as well as such Indemnified Person’s rights under this Article.

Section 7.2.          Insurance. To the fullest extent permitted by the Act or any other applicable law, the corporation may purchase and maintain insurance on behalf of any Indemnified Person against any liability asserted against such Indemnified Person and incurred by such Indemnified Person in any such capacity or arising out of such status, whether or not the corporation would have the power or the obligation to indemnify such Indemnified Person against such liability under the provisions of this Article VII.

Section 7.3.          Further Indemnification Provisions. The Board may from time to time adopt further By-Laws with respect to indemnification and may amend these and such By-Laws to the full extent permitted by the Act.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.          Annual Statement. The Board shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

Section 8.2.          Checks; Drafts; Evidences of Indebtedness. All checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of and on behalf of the corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

Section 8.3.          Execution of Corporate Contracts and Instruments. The Board, or any officers of the corporation authorized thereby, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances.

Section 8.4.          Fiscal Year. The fiscal year of the corporation shall be the calendar year unless so fixed by resolution of the Board.

Section 8.5.          Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words “Corporate Seal, Nevada.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX

AMENDMENTS

Section 9.1.          Amendments. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board, when such power is conferred upon the Board by the Articles of Incorporation, at any regular meeting of the stockholders or of the Board or at any special meeting of the stockholders or of the Board if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal By-Laws is conferred upon the Board by the Articles of Incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal By-Laws.

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